CONFIDENTIAL

September 16, 2011

Delivered via E-mail & filed on EDGAR

Mr. Mark Webb

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Intermountain Community Bancorp
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2011
File No. 000-50667

Dear Mr. Webb:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain” or “Company”) response to the comments, questions and requests raised in the comment letter dated August 10, 2011. We have provided the requested information and proposed future disclosures specified in your letter. For ease of reference, we have repeated your questions with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1 – Investments, Page F-18

1.	Comment: We refer to your investment tables in Note 1 on page F-18. Paragraph 50-1 of ASC 320-10 provides that the disclosures required by the ASC be provided by major security type. While ASC 942-320-50-2 provides a list of security types to be presented by financial institutions, ASC 320-10-50-1B states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentrations, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please review your future filings to disclose your major security types in greater detail as follows:

•

Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in ASC 942-320-50-2; and

•

Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g. prime, subprime) or other loan characteristics (e.g. Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities.

Response: Per ASC 942-320-50-2, in future filings, the Company will provide additional disclosure outlining the major investment security types in greater detail, specifically in the mortgage-backed securities area. The Company will add a table outlining the breakdown of private mortgage-backed securities and collateralized mortgage obligations versus agency mortgage-backed securities and collateralized mortgage obligations. The table will further separate the private collateralized mortgage obligations into those that are rated above investment grade and below investment grade by the major independent ratings agencies.

Disclosure: The proposed table disclosing the above information is as follows:

The amortized cost and fair values of investments are as follows (in thousands):

	Available for Sale
June 30, 2011	Amortized Cost	Non-Credit OTTI Recognized in OCI (Losses)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value/Carrying Value
US treasury securities and obligations of US government agencies	$11,823	$—	$161	$(108)	$11,876
State and municipal securities	7,256	—	288	—	7,544
Mortgage-backed securities - Agency Pass Throughs	66,382		1,999	—	68,381
Mortgage-backed securities - Agency CMO’s	90,619	—	2,379	(100)	92,897
Mortgage-backed securities - Non Agency CMO’s (investment grade)	10,425	—	334	—	10,759
Mortgage-backed securities - Non Agency CMO’s (below investment grade)	20,934	(1,926)	765	(1,166)	18,607

	$207,438	$(1,926)	$5,926	$(1,374)	$210,064

	Held-to-Maturity
June 30, 2011	Carrying Value/ Amortized Cost	Non-Credit OTTI Recognized in OCI (Losses)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
State and municipal securities	$22,154	$—	$547	$(33)	$22,668

Note 2 – Loans Receivable and Allowance for Loan Losses – page F-21

2.	Comment: Please tell us and revise your disclosures in future filings to disclose the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2)

Response & Proposed Disclosure: The disclosures in future filings under this footnote will be revised to disclose the risk characteristics of each loan portfolio segment. The following represents a sample draft of future disclosures that would be made.

Commercial Loans: Although the impacts of the economic downturn are increasing risk in the commercial portfolio, management does not consider this portfolio to present “concentration risk” at this time. Management believes there is adequate diversification by type, industry, and geography to mitigate excessive risk. The commercial portfolio includes a mix of term loan facilities and operating loans and lines made to a variety of different business types in the markets it serves. The Company utilizes SBA, USDA and other government-assisted or guaranteed financing programs whenever advantageous to further mitigate risk in this area. With the exception of the agricultural portfolio discussed in more detail below, there is no other significant concentration of industry types in its loan portfolio, and no dominant employer or industry across all the markets it serves. Underwriting focuses on the evaluation of potential future cash flows to cover debt requirements, sufficient collateral margins to buffer against devaluations, credit history of the business and its principals, and additional support from willing and capable guarantors.

Commercial Real Estate Loans: Difficult economic conditions are increasing risk in the non-residential component of the commercial real estate portfolio. However, in comparison to its national peer group and the risk that existed in its construction and development portfolio, the Company has less overall exposure to commercial real estate and a stronger mix of owner-occupied (where the borrower occupies and operates in at least part of the building) versus non-owner occupied loans. The loans represented in this category are spread across the Company’s footprint, and there are no significant concentrations by industry type or borrower. The most significant property types represented in the portfolio are office (XX%), industrial (XX%), multifamily (XX%), health care (XX%), and retail (XX%). The other XX% is a mix of property types with smaller concentrations, including religious facilities, auto-related properties, restaurants, convenience stores, storage units, motels and commercial investment land. Finished condominiums comprise only XX% of the commercial real estate portfolio, although there is also one large unfinished condo project the construction and development portfolio, which will be transitioning shortly. The $XX project totals XX% of the loan portfolio and management believes there is adequate collateral value to avoid any potential loss.

While XX% of the Company’s commercial real estate portfolio is in its Northern Idaho/Eastern Washington region, this region is a large and diverse region with differing local economies and real estate markets. Given this diversity, and the diversity of property types and industries represented, management does not believe that this concentration represents a significant concentration risk.

Non-owner occupied commercial real estate loans are made only to borrowers with established track records and the ability to fund potential project cash flow shortfalls from other income sources or liquid assets. Project due diligence is conducted by the Bank, to help provide for adequate contingencies, collateral and/or government guaranties. The Company has largely avoided speculative financing of investment properties, particularly of the types most vulnerable in the current downturn, including investment office buildings and retail strip developments. Management believes geographic, borrower and property-type diversification, and prudent underwriting and monitoring standards applied by seasoned commercial lenders mitigate concentration risk in this segment.

Construction and Development Loans: After the aggressive reduction efforts of the last two years, the land development and construction loan components pose much lower concentration risk for the total loan portfolio. However, the weakness of the overall construction sector still poses risk to the remaining construction and development portfolio. Residential real estate values tend to fluctuate with economic conditions, and have been falling rapidly in many of the Company’s markets for the last three years, although the rate of decline is generally slowing. Management plans to continue curtailing new lending in this segment, and is maintaining its aggressive resolution efforts to further reduce its risk.

Agricultural Loans: The agricultural portfolio represents a larger percentage of the loans in the Bank’s southern Idaho region. At the end of the period, agricultural loans and agricultural real estate loans totaled $XX million or XX% of the total loan portfolio. The agricultural portfolio consists of loans secured by livestock, crops and real estate. To mitigate credit risk, specific underwriting is applied to retain only borrowers that have proven track records in the agricultural industry. Many of Intermountain’s agricultural borrowers are third or fourth generation farmers and ranchers with limited real estate debt, which reduces overall debt coverage requirements and provides extra flexibility and collateral for equipment and operating borrowing needs. In addition, the Bank has hired senior lenders with significant experience in agricultural lending to administer these loans. Further mitigation is provided through frequent collateral inspections, adherence to farm operating budgets, and annual or more frequent review of financial performance. The Company has minimal exposure to the dairy industry, the significant agricultural segment that has been under extreme pressure for the last couple of years.

Multifamily: The multifamily segment comprises $XX million or XX% of the total loan portfolio at the end of the period. This portfolio represents relatively low material risk for the Company, as a result of the strong current market for multifamily properties and low vacancy rates across the Company’s footprint.

Residential Real Estate, Residential Construction and Consumer: Residential real estate, residential construction and consumer loans comprise smaller segments of the overall loan portfolio, totaling $XX or XX%. Management does not believe they represent significant concentration risk. However, continuing high unemployment rates and loss of equity is putting pressure on segments of this portfolio, particularly home equity lines and second mortgages.

3.	Comment: Please tell us and revise your future filings to disclose your policy for charging off uncollectible financing receivables. Refer to ASC 310-10-50-11(b)

Response & Proposed Disclosure: The disclosures in future filings under this footnote will be revised to disclose the Company’s policy for charging off uncollectible financing receivables. The following represents a draft of future disclosures that would be made.

Management’s policy is to charge off loans or portions of loans as soon as an identifiable loss amount can be determined from evidence obtained, such as current cash flow information, updated appraisals or similar real estate evaluations, equipment, inventory or similar collateral evaluations, accepted offers on loan sales or negotiated discounts, and/or guarantor asset valuations. In situations where problem loans are dependent on collateral liquidation for repayment, management obtains updated independent valuations, such as appraisals or broker opinions, generally no less frequently than once every six months and more frequently for larger or more troubled loans. In the time period between these independent valuations, the Company monitors market conditions for any significant event or events that would materially change the valuations, and updates them as appropriate. If the valuations suggest an increase in collateral values, the Company does not recover prior amounts charged off until the assets are actually sold and the increase realized. However, if the updated valuations suggest additional loss, the Company charges the additional amount off.

4.	Comment: Regarding your loans held for sale, please tell us and revise your future filings to disclose the amount of purchases, sales, or reclassifications to held for sale. Refer to ASC 310-10-50-11B(e) and (f)

Response: Per ASC 310-10-50-11B (e) and (f), the Company is to disclose the amount of significant purchases, sales or reclassifications of loans held for sale. In the Form 10-K, Footnote 3, the Company has disclosed sales of loans held for sale and related gain on sale of loans for years ended December 31, 2010, 2009 and 2008, respectively. Loans held for sale have been disclosed in the Consolidated Financial Statements for years ended December 31, 2010 and 2009, respectively. The Company did not have any loan purchases or reclassifications of loans held for sale during the periods disclosed. If the Company has significant loan purchases or reclassifications of loans held for sale in future periods, it will add loan purchase and reclassification disclosures.

5.	Comment: Please tell us and revise your future filings to disclose for each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c)

Response & Proposed Disclosure: The disclosures in future filings under this footnote will be revised to disclose for each credit quality indicator, the date or range of dates in which the information was updated. The following represents a draft of future disclosures that would be made.

The risk grade analyses included as part of the Company’s credit quality indicators for loans and leases are developed through review of individual borrowers on an ongoing basis. Each loan is evaluated at the time of origination and each subsequent renewal. Loans with principal balances exceeding $500,000 are evaluated on a more frequent basis. Trigger events (such as loan delinquencies, customer contact, and significant collateral devaluation) also require an updated credit quality review. Loans with risk grades four through eight are evaluated at least annually with more frequent evaluations often done as borrower, collateral or market conditions change. In situations where problem loans are dependent on collateral liquidation for repayment, management obtains updated independent valuations, generally no less frequently than once every six months and more frequently for larger or more troubled loans.

Other measurements used to assess credit quality, including delinquency statistics, non accrual and OREO levels, net chargeoff activity, and classified asset trends, are updated and evaluated monthly.

6.	Comment: Regarding your impaired loans individually evaluated for impairment, please tell us and revise your future filings to disclose the related amount of interest income recognized on individually impaired loans. Refer to ASC 310-10-50-15(c) and 310-10-55-10. Also, disclose the amount of interest income recognized using a cash-basis method on individually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10.

Response: Disclosure for interest income on impaired loans has been included in Note 2 – Loans Receivable and Allowance for Loan Losses in past filings. However, the Company inadvertently did not disclose whether the interest income was on an accrual basis or cash-basis. The interest income was based on the cash-basis method.

Disclosure: The table has already been included in the 2010 Form 10-K and subsequent 10-Qs. The additional disclosure to be inserted will be:

The interest income on individually impaired loans in the table above has been calculated using the cash-basis method.

Note 10 – Income Taxes, page F-35

7.	Comment: We note that you have an $8.7 million deferred tax asset valuation allowance reported for the year ended December 31, 2010. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence. Please provide us with an analysis, for the year ended December 31, 2010, and the subsequent interim reporting periods, detailing both the positive and negative evidence considered to overcome such significant negative evidence (e.g. cumulative losses, MOUs, etc.) in determining the extent of a valuation allowance. Refer to ASC 740-10-30-21. To the extent that you believe a full valuation allowance is not warranted, tell us and provide a clear discussion addressing the reasons why you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to ASC 740-10-30-5.

Response: As noted in Footnote 10 of the 2010 Form 10-K and the September 30, 2010 10-Q, the Company originally established a $7.4 million valuation allowance against its deferred tax asset in September, 2010 and increased it to $8.8 million in December, 2010. At December 31, 2010, the gross deferred tax asset totaled $24.1 million and the net deferred tax asset total $15.3 million after the valuation allowance.

In each of the two subsequent reporting periods in 2011, the Company evaluated its deferred tax asset position and maintained the $8.8 million valuation allowance. At June 30, 2011 the gross deferred tax asset totaled $24.2 million and the net deferred tax asset totaled $13.8 million, with the reduction from year end 2010 primarily resulting from increases in the value of the Company’s investment securities portfolio.

In evaluating the allowance at December 31, 2010 and the two subsequent reporting periods, the Company fully evaluated the positive and negative evidence in determining both the need for and the size of the valuation allowance. The analysis for both year end and the two subsequent reporting periods was similar in nature, with values and projections updated to reflect actual experience and new information as it arose. The discussion that follows summarizes the evaluation that was done at each reporting period, and addresses the reasons why the Company believes that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. As required by ASC 740-10-30-21, the Company evaluated both positive and negative evidence in terms of the following four potential sources in determining the amount of the valuation allowance:

Future reversals of existing taxable temporary differences

The Company reviewed the reversal of existing taxable temporary differences and has not identified any such differences that will reverse in periods beyond the 20-year carry forward period. Given the Company’s capital and liquidity levels and the stabilization of its capital position at December 31, 2010, March 31, 2011 and June 30, 2011, the Company is operating as a “going concern” with a relatively small chance of outright failure. The Company’s “Texas Ratio,” at December 31, 2010, March 31, 2011 and June 30, 2011 was 22.3%, 31.4% and 25.1%, respectively. These numbers compare favorably to Northwest peers and are well below the 100% ratio normally cited as a danger point for banks. As such, the Company believes that these factors and others indicate that positive evidence regarding the ability to reverse its existing taxable temporary differences outweighs the negative evidence. Existing taxable temporary differences (including tax loss carry forwards and excluding investment mark to market adjustments) totaled $23.6 million of the gross deferred tax asset at December 31, 2010, March 31, 2011 and June 30, 2011. Existing taxable temporary differences (excluding tax loss carry forwards and investment mark to market adjustments) totaled $6.5 million of the gross deferred tax asset at December 31, 2010, March 31, 2011 and June 30, 2011.

Taxable income in prior carry back year

During 2010, the Company requested and received the taxes paid for 2007 and 2008, which is the maximum period allowed under current law. While the regulations were changed during 2009 to allow expanded carry back periods, the Company is not eligible for such relief since it received funds from the Treasury pursuant to the TARP CPP program. Accordingly, there are no additional refunds available to the Company from prior years to offset the deferred tax asset.

Tax-planning strategies that would, if necessary, be implemented

At December 31, 2010 and during the two subsequent quarterly reporting periods, the Company identified the following tax planning opportunities that could be implemented to generate taxable income to recognize the benefits of the deferred tax asset:

•

The Company owns bank-owned-life-insurance (BOLI) policies with a cash surrender value that totaled $8.8 million, $8.9 million, and $8.9 million, at December 31, 2010, March 31, 2011 and June 30, 2011, respectively. Surrendering these policies would generate taxable income totaling $2.9 million, $2.9 million, and $3.0 million for the three respective periods, resulting in reductions of the deferred tax asset of $1.1 million, $1.1 million and $1.2 million, assuming a 39.6% tax rate. The Company holds land and buildings that based on recent valuations, it believes it could sell for an approximate gain of $3.1 million, resulting in a potential reduction of the deferred tax asset of $1.2 million. Given the relatively small amount of the gain, the Company did not update this valuation each quarter, but believes the amount hasn’t changed significantly.

•

As of December 31, 2010, March 31, 2011 and June 30, 2011, the Company held $11.0 million for all periods in tax-exempt municipal securities. It could replace these securities with alternative investments yielding taxable income. In doing so, the Company would generate an estimated additional annual taxable income of $330,000, and the resulting reduction in the deferred tax asset would be approximately $131,000 annually or $2.6 million for the cumulative 20-year carry forward period.

Cumulatively, executing these tax strategies would result in estimated one-time reductions in the deferred tax asset of $2.3 million, $2.3 million and $2.4 million using December 31, 2010, March 30, 2011 and June 30, 2011 balances, respectively. In addition the conversion of tax-exempt securities to taxable securities would generate an estimated cumulative 20-year reduction of $2.6 million, for a total estimated potential reduction in the deferred tax asset of $4.9 million, $4.9 million and $5.0 million for the three reporting time periods, respectively.

Future taxable income exclusive of reversing temporary differences and carry forwards

The Company developed an estimate of future earnings and taxable income for the period between 2011 and 2014 when it established its original valuation allowance in September, 2010 and has updated it in subsequent quarters. In developing the estimates of future earnings, two different scenarios were used and the results of the two were probability weighted and averaged together to assist in determining both the need for a valuation allowance and the size of the allowance.

In conducting this analysis each quarter, management assumed economic conditions would continue to be very challenging in 2011, followed by moderate improvement in the ensuing years. These assumptions were in line with both national and regional economic forecasts. As noted in its public filings, the Company has been pursuing opportunities to raise additional capital, primarily through a private placement with accredited investors. The first scenario has assumed that the Company is successful in raising $65-$70 million in new capital. The second scenario has assumed that no capital raise is successfully completed. Given the challenging economy, neither scenario predicts strong levels of balance sheet growth. Key assumptions and results for each scenario, based on the most recent update, are as follows:

“With Capital” Scenario:

•

Only $44 million in total asset growth between January 1, 2011 and December 31, 2014, including the infusion of $70 million in new capital in 2011, with shrinkage projected in 2011 followed by slow growth in ensuing years.

•

Deployment of the Company’s existing cash position and the $70 million in new capital into fixed income marketable securities initially, followed by a gradual movement of some of the funds into the loan portfolio. Both marketable securities and loans generate higher yields than the 0.23% currently being earned on the Company’s cash equivalents, resulting in more net interest income than the Company is currently earning, even without changes to underlying market rates.

•

Continued elevated credit losses in 2011, as the Company continues to work through its problem loan portfolio, but at lower levels than in 2009 and 2010. Because of aggressive liquidation of its construction and development portfolio and large-exposure loans, and turnover in the Company’s loan portfolio in general, credit losses are decreasing significantly and expected to continue to decrease as time progresses. However, loss rates in 2012 through 2014, although lower than 2011, are still projected to be higher than the pre-2008 loss rates experienced by the Company.

•

Moderate increases in non-interest income, as reductions in overdraft fees are offset by continued improvements in trust, investment and deposit service charge income. Significant growth in customers is not assumed, although may occur as the Company becomes one of the better capitalized institutions in the Northwest in terms of its regulatory capital ratios.

•

Continued reductions in non-interest expense resulting from the following: (1) additional reductions in staffing expense as the Company continues to restructure, including the reduction of an additional 15% of its workforce in the third quarter of 2011; (2) re-negotiation of vendor contracts which is underway already and projected to yield an additional $500,000 to $1 million in annual savings; (3) reduced FDIC assessments based on the new FDIC formula favoring small banks and an improvement in the Company’s rating resulting from the additional capital; and (4) reduction in OREO, collection and other related credit costs, which have already come down significantly from 2009 and 2010 levels.

Note that the scenario assumptions only include those areas and activities that are relatively controllable by Company management or as a result of initiatives already underway. In developing the scenario, management sought to avoid using assumptions that relied extensively on market forces or other external factors, such as growth created by an expanding economy, acquisition opportunities, new revenue sources or similar factors. While these may occur, management thought it more prudent in developing its valuation allowance to focus only on those areas that were more within management’s control.

Based on the most recently updated projections used for the June 30, 2011 Form 10-Q, this scenario resulted in total cumulative estimated taxable income of $50.3 million for the period 2011 through 2014, generating an estimated tax provision of $19.0 million to offset the deferred tax asset. This total was very similar to the amounts calculated at December 31, 2010 and March 31, 2011.

“Without Capital” Scenario:

•

A reduction in total assets of approximately $105 million between January 1, 2011 and December 31, 2014, as the Company continues to shrink the balance sheet to maintain reasonable regulatory capital ratios.

•

Slower deployment of the Company’s existing cash position into fixed income marketable securities initially, followed by a gradual movement of some of the funds into the loan portfolio as Company health improves in later years. Both marketable securities and loans generate higher yields than the 0.23% currently being earned on the Company’s cash equivalents, resulting in more net interest income than the Company is currently earning, even without any change to underlying market rates.

•

As with the first scenario above, continued elevated credit losses in 2011, as the Company works through its problem loan portfolio, but at lower levels than in 2009 and 2010. Because of aggressive liquidation of its construction and development portfolio and large-exposure loans, and turnover in the Company’s loan portfolio in general, credit losses are decreasing significantly and expected to continue to decrease as time progresses. However, loss rates in 2012 through 2014, although lower than 2011, are still projected to be higher than the pre-2008 loss rates experienced by the Company.

•

Moderate increases in non-interest income, as reductions in overdraft fees are offset by continued improvements in trust, investment and deposit service charge income. Growth in customers is not assumed.

•

Continued reductions in non-interest expense resulting from the following: (1) additional reductions in staffing expense as the Company continues to restructure, including the reduction of an additional 15% of its workforce in the third quarter of 2011; (2) re-negotiation of vendor contracts which is underway already and projected to yield an additional $500,000 to $1 million in annual savings; and (3) reduction in OREO, collection and other related credit costs, which have already come down significantly from 2009 and 2010 levels.

As with the first scenario, these assumptions only include those areas and activities that are relatively controllable by Company management or as a result of initiatives already underway. This scenario assumes a more defensive position by Company management and a slower recovery based on lower capital and liquidity levels. Based on the most recently updated projections used for the June 30, 2011 10-Q, this scenario resulted in total estimated cumulative taxable income of $22.5 million in the period 2011 through 2014, generating an estimated tax provision of $8.9 million. This total was very similar to the amounts calculated at December 31, 2010 and March 31, 2011.

As noted above, for each of the three reporting periods, management estimated the probability of each scenario occurring based on the information available at the time. This information included indications from our investment banker, potential investors, regulatory authorities, market conditions, and in the case of the March 31 and June 30, 2011 reporting periods, actual signed Securities Purchase Agreements with investors totaling $70 million, that had been submitted to regulatory authorities for approval. The probability of the “With Capital” scenario occurring was estimated at 70%, 90% and 90% for December 31, 2010, March 31, 2011 and June 30, 2011, respectively. Based on these probabilities and the 2011-2014 estimates, the resulting calculation led to an excess of estimated recapture potential over the current net deferred tax asset of $2.5 million, $4.1 million and $4.1 million for December 31, 2010, March 31, 2011 and June 30, 2011, respectively. The Company is anticipating final regulatory approval of the $70 million capital transaction within the next week, and expects to receive funding by the end of September.

The Company has also evaluated the potential impact of IRS Section 382, “Change in Control” restrictions on the amount of its deferred tax asset that could be recaptured annually at each of the subject reporting periods. Based on Company and market conditions present at the time of the analysis for each period, the analysis conducted jointly by the Company and its independent tax advisor indicated the ability to recapture all of its deferred tax asset even subject to 382 limitations over the 20-year reporting period. In other words, the cumulative amount that could be recaptured over the 20-year period exceeded the amount of the deferred tax asset at each of the three subject reporting periods.

Although the results of its analysis indicated that the Company could potentially reduce its valuation allowance at each of the three reporting periods, management determined that it was prudent not to do so, given that the calculations rely on future estimates that are still uncertain in nature. That said, actual results in the first six months of 2011 exceeded the projections originally developed under either scenario.

In its evaluation of the appropriateness and size of the valuation allowance currently and the three reporting periods covered, management considered the following negative and positive evidence, supported by the analysis summarized above:

Negative evidence:

•	Significant taxable losses in 2009 and 2010.

•	Continuing difficult economic conditions, both nationally and in the Company’s local markets.

•	Still elevated levels of problem assets.

•	Uncertain regulatory conditions, although the impact appears to be stronger on larger banks, with many of the regulations not applicable to smaller banks like Intermountain.

•

The potentially negative impacts, particularly in terms of balance sheet growth, of the Company’s and Bank’s Memoranda of Understanding (“MOU”) with their respective primary regulators. However, the MOUs are likely to be released after successful completion of the proposed capital raise.

•	Competitive industry conditions, particularly as banks compete against other financial institutions for a reduced level of potential quality lending activity.

•	Potential IRS Section 382 restrictions on the Company’s ability to recapture all or part of the deferred tax asset.

Positive evidence:

•

Although still difficult, local economic conditions appear to be stabilizing and are projected to improve in the coming years, particularly given the low business costs and friendly regulatory structure in Idaho, where most Company activity is located.

•	Stabilizing valuations for all types of real estate, supported by both price and inventory trending reports.

•

General industry trends, which clearly show that 2009 and 2010 represented an unusual period of excessive losses for the financial industry. Trends over the latter part of 2010 and the first six months of 2011 evidence a slow return to industry profitability.

•	The Company’s strong history of profitability prior to 2009, with 22 consecutive years of positive net profit.

•

The Company’s strong market position in its core markets. It is the second largest financial institution in terms of deposit market share in its core markets, and has dominant market share in five of the eleven counties that it serves. This gives the Company pricing and marketing power, particularly if enhanced by industry-leading regulatory capital levels.

•

Footholds in markets that represent significant growth opportunities for the Company. Although not included in the scenarios discussed above, the Company does have the potential for significant growth in these future markets.

•

The aggressive liquidation of problem assets, which created most of the losses in 2009 and 2010, has resulted in problem asset levels that are closer to normal operating levels and lower than current peer group averages, providing support for continued reduction in future credit losses.

•

Significantly improved operating results in the fourth quarter of 2010 and the first two quarters of 2011 that exceed the projections originally generated when the valuation allowance was first established.

•

Controllable efforts already underway to further improve Company profitability, including re-deployment of cash assets into higher-yielding securities and loans, further reductions in both interest and operating expenses, and new non-interest revenue programs.

•	Projections that utilize conservative assumptions that are not based on rapid Company growth rates, significant improvement in underlying economies or new initiatives that are not already underway.

•

Additional positive impacts resulting from the injection of new capital that exceeds the level of the Company’s current capital levels that are not incorporated in the “With Capital” scenario above. The additional capital provides a variety of opportunities to either increase revenue or lower expense, including: (1) leveraging the capital to enhance balance sheet growth through both organic means and/or acquisition activity; (2) utilizing the capital to fund new non-interest revenue programs that the Company is currently exploring with potential third-party partners; (3) further lowering its interest expense by replacing higher-rate retail CDs with lower-rate wholesale funding sources; (4) further reducing its regulatory costs, beyond the impact of the FDIC assessment reduction, as a result of an upgrade in its regulatory ratings; and (5) repaying its TRUPs obligations, which would save the Company approximately $1 million in interest expense annually.

•

Empirical evidence demonstrating a return to profitability by northwest financial institutions after recapitalization, including recent results of Sterling Financial Corporation, West Coast Bancorp, Banner Corporation, and Cascade Bancorp.

•

Conservatism in terms of management’s evaluation of the valuation allowance, including drawing on conservative estimates of future taxable income that only incorporate four years of projected results instead of the twenty-year carry forward period allowed, and not reducing the valuation allowance although its analysis currently projects an excess based on the four-year period estimated.

After consideration of the accumulated positive and negative evidence considered, the Company believes that its current valuation allowance is reasonable and appropriate. It will continue to evaluate new information as it becomes available and adjust its analysis accordingly. Future increases or reductions in the valuation allowance will be based on the results of this analysis.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 13. Certain Relationships and Related Transactions, page 22

8.	Comment: We note your disclosure that loans to certain directors, executive officers, and their associates were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Response & Proposed Disclosure: The disclosures in future filings under this section will be revised to disclose that loans made to certain directors, executive officers and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans for persons not related to the Company. The following represents a draft of future disclosures that would be made.

All loans to certain directors, executive officers and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company.

Form 10-Q for the Quarterly Period Ended March 31, 2011

9.	Comment: Please revise future filings to include income tax disclosure in the notes to the financial statements of your quarterly filings similar to what is provided in your annual Form 10-K.

Response & Proposed Disclosure: Based on our research, ASC requirements do not appear to require the same level of disclosure in the quarterly filings as in the annual Form 10-K, particularly in relation to the tabular breakdown of current and deferred income tax components and the reconciliation of the income tax provision. However, the Company will expand the amount of disclosure in this footnote to provide additional information related to its current provision, deferred tax asset and valuation allowance. The following represents a draft of the type of future disclosures that would be made:

For the periods ended XXX, XXX and XXX, the Company recorded income tax benefits of $XX,$XX, and $XX million, respectively. For the six months ended XXX, the Company recorded income tax benefits of $XX and $XX million, respectively. Intermountain uses an estimate of future earnings, and an evaluation of its loss carry back ability and tax planning strategies to determine whether or not the benefit of its net deferred tax asset will be realized. At XXX, Intermountain assessed whether it was more likely than not that it would realize the benefits of its deferred tax asset. Intermountain determined that the negative evidence associated with a two-year cumulative loss for the period ended December 31, 2010, and challenging economic conditions continued to outweigh the positive evidence. Therefore, Intermountain maintained a valuation allowance of $XX million against its deferred tax asset. The company analyzes the deferred tax asset on a quarterly basis and may increase the allowance or recapture a portion or all of this allowance depending on actual results and estimates of future profitability. Including the valuation allowance, Intermountain had a net deferred tax asset of $XX million as of XXX, compared to a net deferred tax asset of $XX million as of XXX.

In developing its estimate of future earnings, two different scenarios were used and the results of the two were probability weighted and averaged together to determine both the need for a valuation allowance and the size of the allowance. In conducting this analysis, management has assumed economic conditions will continue to be very challenging in 2011, followed by gradual improvement in the ensuing years. These assumptions are in line with both national and regional economic forecasts. As such, its estimates include elevated credit losses in 2011, but at lower levels than those experienced in 2009 and 2010, followed by improvement in ensuing years as the economy improves and the Company’s loan portfolio turns over. It also assumes improving net interest margins beginning in late 2011, as it is able to convert some of its cash position to higher yielding instruments, and reductions in operating expenses as credit costs abate and its other cost reduction strategies continue.

The completion of the $70 million capital raise announced by Intermountain on April 6, 2011 which is expected to close in the third quarter of this year, is likely to trigger Internal Revenue Code Section 382 limitations on the amount of tax benefit from net operating loss carry forwards that the Company can recapture annually, because of the planned level of investments by several of the larger investors. This could impact the amount and timing of the recapture of the valuation allowance, largely depending on the level of market interest rates and the fair value of the Company’s balance sheet at the time the announced offering is completed.

Intermountain has performed an analysis of its uncertain tax positions and has not recorded any potential penalties, interest or additional tax in its financial statements as of June 30, 2011. Intermountain’s tax positions for the years 2007 through 2011 remain subject to review by the Internal Revenue Service. Intermountain does not expect unrecognized tax benefits to significantly change within the next twelve months.

In addition to the responses noted above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your inquiries and comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact me at 509-363-2635 or Carolyn Shaw at 509-944-3888.

Sincerely,

/s/ Douglas M. Wright
Douglas M. Wright
Chief Financial Officer
Intermountain Community Bancorp